Banc of California Second Quarter 2019 Earnings Thursday, July 25, 2019, 1:00 PM CORPORATE PARTICIPANTS Jared Wolff - President, Chief Executive Officer John Bogler - Chief Financial Officer

1 PRESENTATION Operator Hello and welcome to the Banc of California Second Quarter 2019 Earnings Conference Call. All participants will be listen-only mode. Should you need assistance during the call, please signal a conference specialist by pressing the Star key, followed by 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press Star, then 1 on your telephone keypad. To withdraw your question, please press Star, then 2. Please note today’s event is being recorded. I would now like to turn the call over to your host today, Jared Wolff. Mr. Wolff, please go ahead. Jared Wolff Good morning, everyone. Welcome to Banc of California’s Second Quarter 2019 Earnings Conference Call. With me today is Banc of California’s CFO, John Bogler. I’m very pleased with the results of our second quarter, delivering net income available to common stockholders of $11.9 million and diluted earnings per common share of 23 cents. John will talk in more depth about the quarterly results shortly. But, before I hand it over to him, I’d like to take a few moments to highlight some progress we’ve made on our business strategy. As I mentioned on last quarter’s call, I tasked our management team with focusing of three key areas of the business, which will have short and long term benefits for our community banking franchise. First, we’re taking meaningful steps to reduce our funding costs generally and more specifically, our cost of deposits. We understood several initiatives to accomplish this quarter, including the runoff of some higher costing deposit accounts which did not fit within our relationship banking centered approach to business. In addition, we lowered our rates on consumer CDs and reduced brokered CDs to further trim our interest expenses for those products. And, in combination, this resulted in a five basis point decrease in average cost of total deposits, the first sequential decrease since Q3 of 2015. Overall, funding cost decreased by 4 basis points during the quarter as we further reduced our reliance on FHLB advances. I expect those balances to continue declining in the near term and John will have more to say on that shortly. We took additional actions during the quarter to enhance the value of our franchise by moving more of the lower margin products off our balance sheet. We reduced the size of our securities portfolio by almost 21 percent from the first quarter and sold $178 million in multi-family loans in June. Furthermore, we reclassified an additional $574 million of multi-family loans as held for sale in anticipation of an upcoming Freddie Mac securitization that will close in early August. We are pleased with NIM improving 5 basis points as a result of our efforts to reduce funding costs by allowing high cost CDs to runoff while maintaining healthy loan yields. Lastly, we need to ensure that our expenses are aligned with our size and footprint. I was delighted to see there are non-interest expenses in Q2 decreased by 30 percent from the prior quarter to $43.6 million, although this was driven in part by a benefit from some one-time items. Banc of California Thursday, July 25, 2019, 1:00 PM

2 This will probably be a low point for the year and we should see a more normalized run rate in the second half. As such, we will continue to be surgically focused on areas where we can create efficiencies and enhance the client experience. We executed on some very important initiatives these past three months and making great progress on our business strategy. Our community banking franchise has been strengthened and our focus on relationship banking is already showing positive results within our business. I’ll go ahead and turn the call over to John to give you some more detail on our quarterly operating results, and then I’ll return to highlight a few other initiatives. Go ahead, John. John Bogler Thank you, Jared. Our total assets in the second quarter were $9.4 billion, a $500 million decrease from the prior quarter, driven mainly by our strategy to optimize our balance sheet. We reduced our securities balance to $1.2 billion at quarter end through the disposition of $298 million of CLOs. In addition to the $178 million in multi-family sales Jared mentioned, we also sold $131 million of single family loans. The multi-family and single family loans that were sold were longer duration, tended to be lower coupons, and were not central to our relationship driven approach to lending. Jared also touched upon the upcoming multi-family securitization through the Freddie Mac Q program. In preparation for that, we moved $574 million of multi-family loans from HFI to HSS and we expect this to settle in August. The loan pool and the related hedge was structured to achieve an overall breakeven position and has a weighted average coupon of approximately 3.80 percent. The proceeds from the sale will be used to improve our funding profile by paying down overnight advances, which currently cost 2.49 percent. We have placed an economic hedge against the peer interest rate movement, which resulted in a one-time accounting loss of $9.6 million for the second quarter. However, this will be offset by the realization of the increase in the fair value of the loans at the completion of the securitization. The overall loan portfolio yield increased 4 basis points to 4.80 percent during the quarter. Although we did see some pressure on yields from a decline in LIBOR during the quarter, the activities we took to dispose of some of our lower yielding SFR and multi-family loans more than offset any negative impacts from the LIBOR move. Preparing for the securitization, along with the previously mentioned multi-family and SFR sales drove the decline in HFI loans to $6.7 billion, from $7.6 billion in Q1. Currently, SNI and SPA balances are 30 percent of our total HFI portfolio, up from 26 percent in the prior quarter, reflecting our efforts to transform the mix of our balance sheet to a more relationship based portfolio. Moving on to deposits, brokered CDs decreased by $916 million, or 71 percent, to $379 million by quarter end. Additionally, higher costing money market and savings accounts fell by $98 million and $90 million respectively. Overall, our targeted efforts to reduce our cost of deposits reduced the average cost by 5 basis points, from Q1 to 1.62 percent. Banc of California Thursday, July 25, 2019, 1:00 PM

3 We further reduced our wholesale funding by $88 million in Q2, which left us with an ending wholesale funding mix of 24 percent, flat from Q1. When the multi-family securitization closes and we apply the proceeds toward overnight advances, this ratio should drift lower towards 20 to 22 percent. Core deposits, or non-broker deposits, now account for 92 percent of total deposits, up from 81 percent last quarter. Turning to the income statement, net income available to common stockholders for the quarter was $11.9 million, or 23 cents per diluted common share. The quarterly results were impacted by net non-core benefit items, totaling $5.6 million, including $6.2 million of legal and indemnification expenses, which is more than offset by a $12.6 million insurance recovery related to the same line item with an additional $158,000 reversal of the restructuring charge recorded in Q1. After adjusting for these non-core items, along with the amortization expense associated with our Solar Tax Equity program, our operating expenses for the second quarter were $49.5 million. Normalizing our tax rate to 20 percent, operating earnings from core operations were 29 cents per diluted common share for the second quarter with reconciliations located on Slide 9 and 10 respectively of today’s deck. The bank’s net interest margin increased by 5 basis points during the quarter to 2.86 percent. This is mostly due to a lower average funding balance and lower cost of funds combined with a smaller asset base from loan and security sales, and mixed with a slight negative impact from rate reset. Average interest earning assets decreased from the prior quarter to $9.1 billion with an average yield remaining flat at 4.59 percent. The CLO investments are indexed to the three month LIBOR and reset quarterly. The securities portfolio average yield decreased by 30 basis points to 3.83 percent. The CLO book largely reset at the end of April and will reset lower again towards the end of July based on LIBOR rates from 90 days prior or about 20 basis points from the current level. Net interest income decreased by $3 million from the prior quarter to $64.8 million. Loan interest income decreased by $1.4 million in Q2 due to a $269 million decrease in average balances, somewhat muted by a 4 basis point increase in the average yield. This was partially offset by a decline of $5.4 million in interest income on securities on lower average balances, including the LIBOR rate reset previously mentioned. Loan interest income and commercial loan interest income now comprises 86 percent and 64 percent respectively of total interest income in the quarter, up sequentially from 82 and 59 percent respectively. On the liability side, interest expenses on deposits decreased by $2.8 million on lower average balances and a 3 basis point decline in the average cost of interest bearing deposits. Interest expense on HFLB advances fell by $792,000 from the first quarter, also on a lower average balance, and with a sequentially flat average cost. The overall average cost of interest bearing liabilities fell by 3 basis points in Q2 to 2.09 percent. With respect to potential reductions in the Fed funds rate or other industries, (PH) our modeled interest risk position is slightly liability sensitive over the first 12 months, assuming a 100 basis point parallel shift down and more asset sensitive in months 13 to 24. Slides 14 and 15 included in today’s deck presents information regarding the industries, (PH) rate floors, and timing of rate resets for loans, investment securities, deposits, and FHLB advances. Banc of California Thursday, July 25, 2019, 1:00 PM

4 The provision for loan losses in the quarter was impacted by our balance sheet optimization, resulting in a net reversal of $2 million. Included in that is $2.4 million in net charge-off activity and a $900,000 increase in specific reserves due mainly to one impairment. This was offset by a $6.3 million decrease, mostly driven by a balance reduction in the multi-family portfolio from the sales and the pending securitization. The ALLL balance coverage ratio of non-performing loans is 207 percent while the overall ALLL ratio is 89 basis points. Total non-interest expenses for the quarter were $43.6 million, which included the previously discussed non-core benefit of $5.6 million and a $400,000 benefit from solar investments. Adjusting for non-core expenses, Q2 core operating expenses were $49.5 million, or 2.06 percent of average assets annualized. Q2 benefited heavily from the previously mentioned insurance recovery, and as we continue to align run rate expenses with our size and footprint, we should see a more normalized run rate expense level over the coming quarters. Our capital position improved during the quarter, mainly due to a reduced asset base. The common equity tier 1 capital ratio was 10.4 percent and tier 1 risk based capital totaled 13.9 percent. Lastly, let’s move on to credit and asset quality metrics. Our non-performing asset ratio for the quarter was 31 basis points, up 2 basis points from the prior quarter. Total delinquent loans declined by $7.3 million, or 12 percent. We have a strong credit culture at the bank and the credit performance of the portfolio is in line with expectations. We did not see any indication of broad deterioration in our portfolio. Non-performing assets to equity continues to remain strong at 3 percent. Delinquent loans decreased $7.3 million during the quarter, resulting in a delinquent loans to total loan ratio of 78 basis points. With that summary of our second quarter financials, I’ll now turn the call back over to Jared. Jared Wolffe Thank you, John. This is my second occasion reporting Banc of California’s quarterly results and over that time, I have had the opportunity to really see our employees in action. Being a community bank is more than just being a depository institution for our clients. It’s really about building relationships with our clients and through exceptional service and execution, being their most trusted banking partner. It’s about having professionals and colleagues that come into work every day focused on what they can do to help create a better company and provide a better experience for our clients. We provide premium service and execution of businesses, entrepreneurs, and individuals within our local footprint. As I’ve said before, we don’t have to do everything, just a few things really well. And, our dedication to being a relationship focused community bank has created positive effects on our business as this quarter’s results indicate. We’re also bringing in talented new executives. In the second quarter, we welcomed Ido Dotan as our EVP and General Counsel, as well as Lynn Sullivan as EVP and Chief Risk Officer. Both of these individuals have excellent backgrounds and extensive experience in the areas of Banc of California Thursday, July 25, 2019, 1:00 PM

5 corporate law and risk management, and they have both had meaningful impacts on the company since joining the bank around two months ago. I am confident they will make meaningful contributions going forward. As we continue to execute on the strategy we have laid out, generally speaking, you should see our asset size continue to shrink through the rest of the year, as we stay focused on reducing lower margin assets which do not enhance franchise value. To that end, assuming markets cooperate, I can see us ending the year with under $9 billion in total assets. We’re also going to stay focused on keeping our expenses aligned with our asset size and footprint. As I mentioned earlier, I see our non-interest expense, excluding exceptional items, normalizing through the back half of 2019, and should be approaching $50 to $52 million in the fourth quarter. And, that should be reflective of our expense base for 2020. We will continue to endeavor to minimize our deposit costs by aggressively managing our high- cost deposit balances and seeking deposits which are centered on building relationships rather than just transactions. Heading into the second half, we will maintain our commitment to deploying our stockholders’ capital into areas where we feel confident we are achieving the highest possible return balanced with an appropriate level of risk. To that end, we commence today a preferred stock tender offer for up to 75 million aggregate purchase price of the preferred D and E class shares. We expect to execute a tender offer over the third quarter and anticipate an immediate bottom-line impact for holders of our common shares. This action is the start of right-sizing of our capital stack, and in future quarters, we will continue to look at other options to deploy capital, including share repurchases, acquisitions, and other initiatives to stimulate organic growth. Please note that in today’s deck we present the perform impact to Q2 ratios, assuming the full tender amount is executed, and the pending securitization will both complete it as of Q2. To wrap things up, we had a successful second quarter at Banc of California. We saw the first sequential reduction in our cost of deposits in almost four years. We took very important steps with our balance sheet by disposing of non-core assets, and we reduced expenses to an adjusted level that is more closely aligned with our earnings profile. We also have numerous technology initiatives in flight that will improve the customer experience. As we enter the third quarter, we remain focused on enhancing the value of our banking franchise for our clients, our employees, and our shareholders and building a superior relationship-focused community bank. Thank you for your time today, and I look forward to reporting next quarter’s results to you in a few months. Now, let’s go ahead and open up the line for questions. Unknown Speaker All right. While we’re compiling some items for the questions, I want to remind everybody that today’s call is being recorded, and a copy of the recording will be available later today on the company’s Investor Relations website. Today’s presentation will also include some non-GAAP measures and acquired information including reconciliation as available in the earnings release. The reference presentation is also available on the company’s Investor Relations website. We would like to direct everyone toward the company’s safe harbor statement on forward- looking statements included in both the earnings presentation. (INAUDIBLE) we can now move to questions, please. Banc of California Thursday, July 25, 2019, 1:00 PM

6 Operator Thank you. We will now begin the question-and-answer session. To ask a question, you may press * then 1 on your telephone keypad. If you’re using a speakerphone, please pick up the handset before pressing your keys. If at any time your question’s been addressed and you would like to withdraw it, please press * then 2. At this time, we will pause momentarily to assemble the roster. And today’s first question comes from Matthew Clark from Piper Jaffray. Matthew Clark Good morning, guys. Jared, you talked I think previously about getting that margin back up to 3%. I know there’s a lot of moving parts here in the upcoming quarter and with the securitization pinning down FHLP and obviously a rate cut potentially next week. How do you think about the trajectory of the margin, given the remix that you plan to continue? Jared Wolff We had a lot of deposit changes late in the quarter, and I think we’re going to see the benefit of that this quarter. So, there was some stuff that come off. We didn’t get the full quarter benefit of it. We’ve held our loan yields at a pretty flat level, and the repricing that’s going on in the market, at least what we’re seeing, we’re trying not to compete at the lower end of the range. And obviously, we’re rebalancing our portfolio on the multi-family side. We’re trying to do more front-end lending, where we get paid more instead of the back-end kind of commodity-type lending. So, I think all of those things are going to help our margin and drive it higher. John, what do you think? John Bogler I agree, and the piece I’d add to put some numbers behind it, Matthew. We had roughly 630 million of brokered deposits that we ran off a combination at the very end of May and the very end of June, split kind of evenly between those two periods, and so, that’s what Jared’s referencing. We should begin to see that benefit, the full-quarter benefit, in the third quarter. Matthew Clark And then, just on the balance sheet side with it being slightly 9 billion at year-end, I assume the shrinkage will continue into next year, and does that expense outlook, being the $50 to $52 million range in 2020, does that contemplate further shrinkage in the balance sheet, or would you reassess that expense base? Jared Wolff No, we would reassess it. What we said before is there’s not a specific size that we’re targeting. What we’re trying to find is the equilibrium for this company between kind of the earnings assets and the right amount of expenses to run the company with a solid ROA. We got to get to good before we get to great, and so, we’re trying to find that equilibrium now and looking at all the pieces. If all of a sudden we start generating really good loan volumes from a particular unit at good spreads and we’re comfortable with the credit, then that affects things. So, right now, it’s just kind of we’re figuring out as we go, in terms of where that equilibrium is, but I think we have a size in mind. We would reevaluate our expenses if we got lower, and that target is based on being around 9. And if we get lower, then we’ll have to figure out the expense side, unless earnings assets are producing at a much higher level, even though we’re at a lower asset base. Banc of California Thursday, July 25, 2019, 1:00 PM

7 Matthew Clark Great, thanks. Operator The next question comes from Gary Tenner with D.A. Davidson. Gary Tenner Thanks. Good morning, guys. I just wanted to ask a couple questions. I think John, you had mentioned, that you (INAUDIBLE) the margin at an inflection point, and obviously, we saw some positive move this quarter. When it comes to net-interest income, though, given the shrinkage of the balance over the next quarter or two, if not more, we’re probably a bit of a lag on the NII side of things. I just wanted to make sure I’m thinking about that the same way that you guys are. John Bogler That is, correct, yeah. We see that we have a little bit of downward movement as well. Gary Tenner And then, great detail on the funding outlook and the maturity side of things there, can you give us a sense of how much ability you think you’ll have, assuming we get a rate cut upcoming here next week, to actively reduce your non-CD or your retail CD deposits? John Bogler Yeah, I think there will be some good opportunities. We have some depositers that historically have been rate-sensitive, and so as rates went up, they were looking for higher rates. And so, I think as rates go down, we’ll have that ability to reset those deposit rates once the fed funds rate decrease comes through, if it comes through. Jared Wolff We have three buckets of deposits that we really look at: specialty, which are kind of rate- based institutional deposits with companies that kind of--we’ve bought some volume periods back and have it as part of our funding, and I guess I could come up with another bucket for (INAUDIBLE) putting that aside in terms of funding. We have our CDs, and then, we have everything else. And so, to John’s point, we’ve been prioritizing dropping the rates on CDs because they mature annually, and we’re taking the opportunity to reduce those rates. And we’ve been watching retention. Retention’s been between 15 and 20% as we’ve dropped rates, and so, that’s been pretty good. And then, as it relates to everything else, we’re trying to maintain those relationships and put people in the right product for their needs. There was a huge volume product here. We had many, many different types of products, and it was kind of a convoluted menu. And so, we’ve been shrinking that and making it less complicated and trying to get the clients in the right products for their needs. We instituted a pretty attractive earnings credit rate for our clients, and so, that’s something that’s going to be helpful going forward, as we roll it out. So, we’re trying to think very strategically about the deposits, and the other thing that I mentioned in the past, Gary, is we’re not doing any loans without deposits. And so, we’re helping ourselves by making sure that we have all the deposits we can from everybody that borrows from us. Gary Tenner Banc of California Thursday, July 25, 2019, 1:00 PM

8 Thank you, and just one last quick question, if I can. The $800,000 adjustment on the occupancy line, what did that relate to? John Bogler That was some technology initiatives that we had previously undertaken, and we opted not to pursue those initiatives any further. And so, we just wrote off the capitalized cost. Gary Tenner Thank you. Operator Thank you, and the next question comes from Andrew Liesch with Sandler O’Neill. Andrew Liesch Hey, guys. Just a couple follow-up questions on the side of the balance sheet here with the securitization plan for next month. Beyond paying down some borrowing, is there any other use for the cash that comes in there? And then, how should we be looking at the size of the securities portfolio? I mean, if I just take out the securitization, the total asset base is going to fall below 9 billion this quarter, so I’m just trying to get a sense of how these parts are all working together. John Bogler Thank you, and so, if you start with where we are today and obviously take out the securitization, we’re in the high 8 billion range. I would think about that as kind of being the level that we’ll be at for the balance of the year. There are some other variables that will come into play. We did see an uptick in the rate of repayments in the multi-family portfolio. If interest rates decline, that may stay at an elevated level. We did not see an uptick in repayments in the single-family portfolio, but if rates persisted at a lower level, we could see an uptick there. We are seeing some decent production coming out of our C&I book, which should help to normalize it. So overall, we’re looking more at a remix within the loan book, and then in terms of the securities, we’ve largely been dependent upon what the market will give us in terms of our ability to reduce our exposure to CLOs. So, if we were to see some spread tightening and some opportunities to further reduce our exposure to CLOs, we would take advantage of that opportunity, but that part is dependent. Jared Wolff To John’s point, Andrew, we have a couple levers to pull on the loan side. We saw the rate of repaying multi-family for loans that paid off was double what previous quarters. So, 600 million of production, 128 was the single family. We obviously don’t expect that to continue. We’re trying to look at both rate--we are looking at both rate and credit, as we’re making decisions on what loans to originate. But we could amp up our volumes if we wanted to, but we’re just trying to balance it with the right yields right now because we’re getting pretty low. And long-term, it’s probably not the best play to put those on our books, so we’ll just have to see where the market goes. Andrew Liesch Great. You guys have covered all my other questions. Banc of California Thursday, July 25, 2019, 1:00 PM

9 Operator And also again, we would remind you that if you’d like to ask a question, please press * then 1 on your touchtone phone. And the next question comes from Timur Braziler with Wells Fargo Securities. Timur Braziler Hi, good morning. Maybe just following up on that CLO question, so to the extent that there is incremental reduction in that portfolio, is that going to be reinvested? How should we be thinking about securities to total assets relative to kind of that 15% level that had been thrown out in the past? John Bogler Yeah, I think as we go forward and we simplify our balance sheet and remove some of the chunkiness from it, we’re a little bit more comfortable in having a lower mix of investment securities to assets. So if we’re in the 10 to 15% range, probably a better way to think about here in the near-term, and so to the extent that we do have a reduction in CLO balances, I think you’ll start to see us build out a much more traditional securities book of business. So, that’s something that I think that will start to take place in the latter part of this year and into next year. Timur Braziler That’s helpful. And then in the press release, I think it mentioned that the period end reduction in DDA balances is a bit transitory, and you expect that to rebound. I guess, what have DDA balances done thus far in the third quarter, and what gives you the confidence to think that you’re going to get that rebound back from the second quarter reduction? John Bogler Most of the growth that we saw in the first quarter came in very late in the quarter and then reversed back out the start of the second quarter, so if you look at the average balances per NIB, it was actually up quarter-over-quarter. And in terms of kind of our confidence that those will return, it’s much more based upon our relationship and knowledge of the client and how they operate. And so, that’s where our belief is that those deposits will return. Timur Braziler And then, switching to credit, the charge-offs, the $2 million C&I charge-off this quarter, is that related to the two leverage loans that were put on MPL last quarter, or is that something different? John Bogler No, it’s something totally different, and it was a loan originated a couple years ago, actually. And so, it just went south, and we just took it off. On the leverage loan side though, we have three direct leverage loans we did, and one we got out of this quarter, which was great. We’d like to get out of the other two, but they’ve got some hair on them. But we did take the opportunity to get out of one of them, which we were pleased to do. It was refinanced out, and we just didn’t participate. Timur Braziler Understood, and then, just one last one for me. It seems like the FCC levied a charge last month that was related to some of the 2017 headlines. Glad to see that the bank was not Banc of California Thursday, July 25, 2019, 1:00 PM

10 mentioned at all in there. Does this close the chapter on that part of the story, or I guess any color that you can provide would be great. John Bogler So, I’ve gotten up to speed thoroughly on all the open legal matters. As I mentioned last quarter, I think they’re getting better for the bank, not worse. The thing that you’re mentioning in terms of the charges were not directed at the bank, so I don’t have any comment about those. But we are making progress and hopefully that we can resolve our open legal matters soon. They’re covered by insurance, and so obviously, it’s a little bit lumpy in terms of the reimbursement of expenses, but we hope to be out of them soon. And there’s nothing I’ve seen that makes me think it’s going to get worse. As I said, I think it’s going to get better and sooner rather than later, hopefully. Timur Braziler Appreciate that color. Thank you. Operator Thank you. And the next question comes from Luke Wooten with KBW. Luke Wooten Hi. Good morning, guys. Just wanted to kind of dig in. I know you talked about it a little bit with the tender offer. Just kind of capital management going forward, you talked a little bit about repurchase opportunities. I just wanted to hear--I know that the series D is redeemable in 2Q ’20, but just kind of wanted to see what you were thinking about up to that point and going forward through 2020. John Bogler Thanks, Luke. We will continue to evaluate, and obviously, the board has to be part of this decisioning process and continue to look at options. But as you indicated, probably our next focus is going to be on being able to call the series D in 2Q of next year. If there are other opportunities that come up in the meantime that we think are appropriate to take, we’ll obviously evaluate those and move forward as appropriate. Luke Wooten That’s helpful, and then, just on expenses a little bit. I know there’s a lot of moving pieces in the professional fees line of them, but do you have a good run rate for us to kind of use going forward, assuming that there aren’t insurance (INAUDIBLE) coming down the pipe? John Bogler You’re saying if we take out the indemnification for later recovery. No, I think we’re still going to have a little bit of an elevated level here in the third quarter, and then as we get to the fourth quarter, we’ll be down to a level that I think is a good run rate for us. I’m hesitant to give any sort of kind of guidance on that at this time, just simply because we have a lot of things in motion internally. And we’ll just have to let that play out through the third quarter. Jared Wolff Yeah, I think we got more movement faster than we expected. Just a whole bunch things cooperated, but as we said last quarter, we want to be in a position so by the end of the year we’ve been able to take the actions on expenses that we want to take, so that we start 2020 with the right run rate. There’s so many things in flight, and some of the things we just can’t pull Banc of California Thursday, July 25, 2019, 1:00 PM

11 the trigger on yet because there are technology initiatives or other things that are not yet complete. And we know what those numbers are, and that’s why we have confidence that we’re going to get there by the end of the fourth quarter, but it’s going to be lumpy before then. We may have another good quarter, but it’s going to be hard to predict. Luke Wooten Understandable. And then just touching on a question that was briefly asked on deposits. I know that the non-interest-bearing deposits the average balances were up while the EOP was a little bit skewed. Just on total deposit growth, should that kind of follow the asset growth coming down as you kind of get out of this wholesale deposits, and just kind of how should we look at that number towards the end of the year on a total deposit basis because I know that you said the assets will be below 9. And we can kind of get somewhere close to that with the loans running off, but just wanted to see how we should look at deposits. Jared Wolff Well in terms of the mix, we’re looking at obviously increasing our non-interest-bearing and low- cost DDA as a higher percentage of our overall deposits, and so, that’s the thing that I’m looking at mostly is what the mix is. We started a whole bunch of initiatives. I mentioned last quarter that there are a whole bunch of components to growing a good core deposit base. You need the training. You need the right people. You need the right products, and you need the right incentives. And we have all those things in place. We spent a good part since I’ve been here training people and putting in place the right products and making sure people understand and partnering and teams, and then in about two and a half months, we added close to 800 accounts and also 50 million in low-cost deposits from new money from new clients. That’s excluding the money that is with existing clients that we don’t have that we should have. And so, we’re making good progress. As I said before, it’s a process, not an event, and so, it’s very hard to predict kind of what those volumes are going to be, although I know from my own experience that momentum really does pick up after a couple quarters because people have laid all the groundwork necessary to start bringing stuff in, and it becomes more systemized. And the culture has changed to kind of everybody gets it. Somebody’s got to only make the mistake once of bringing a loan to a loan committee without deposits, and that story spreads pretty fast. So, that’s not happening anymore, and culturally, things are changing here pretty quickly in terms of understanding what we’re about, serving the businesses and our footprint in a very relationship-oriented way and making sure we have a complete relationship with all of our clients. That process is very important. I think it’s going to pay dividends in quarters to come, but it’s going to be hard to predict what those volumes will be. But that’s why I’m looking at the mix because I know the volumes will be there, but from a mixed perspective, we need to get higher than we are today in terms of our non-interest-bearing balances and then obviously our low-cost balances as well. John Bogler And I’d say the other thing, as we shrink down the balance sheet, the first movement is going to be the securitization, so all those proceeds will go to reduce overnight advances. So, that’ll be the first movement on the liability side, is to reduce the overnight, and it’ll be a continuation of Banc of California Thursday, July 25, 2019, 1:00 PM

12 what we’ve described previously, as we’ll be looking at those term deposits, whether they’re brokered or retail, and as they mature, we’ll reset or run out. And then, it’s more of a balance of lower-cost deposits coming in and being able to continue to reduce the higher-cost deposits. Luke Wooten That’s super helpful, and thank you, guys, for also putting that slide in on the variable rate loans. I thought that was really interesting to look at the distance to floor. So, thanks for that, but thank you for taking my questions. Operator Thank you, and the next question comes from Tim Coffey with (INAUDIBLE) Tim Coffey Good morning, gentlemen. You’ve taken a good whack at the CLOs in the last two quarters, and I’m wondering if that’s the run rate that you would like to see those balances reduce? John Bogler No, it’s not. You know, our ability to reduce those CLOs is much more dependent upon what the market is going to give us. Late last year, we saw significant spread widening, and there was not an opportunity to get out of any of those securities because they were all underwater. So as the spread’s tightened, it gave us opportunity to exit them without taking any losses, so it’s our intent to continue to look for opportunities to exit where we don’t have to take losses. And so, right now, we’re probably 10 to 15 basis points wide, in terms of the spread before we’d have another chunk that would come--get back to kind of our cost basis and give us an opportunity to exit. Jared Wolff We think there is a place for the CLOs on our balance sheet. We were just trying to de- concentrate, but as is an issue with as you’re running off assets, you got to have something to replace them with, and we’re not looking to decimate our earnings power completely. We got to find the right replacement for them, and we do feel that they’re safe. But we want to de- concentrate, circumstances permitting, and we got to have an alternative security to put them into to keep an appropriate mixture of securities portfolio and appropriate mix of our total overall assets. Tim Coffey I might have missed this in your prepared comments, but I’m wondering where you think the overnights might be at the end of next quarter, if you have a target. John Bogler Not so much a target, but I would say that we’ll take roughly 600 million out of the overnights. As we’ve said in the past, we will use the overnights as a bit of a buffer. So to the extent that we have CDs that mature and we don’t have any asset proceeds in order to utilize against those maturing CDs, we’ll use FHLP advances. And then subsequently as we have assets proceeds or incremental low-cost deposit growth, then we’ll reduce the overnight advances. So, the overnights are a bit of a buffer. Tim Coffey Thanks. The rest of my questions have been answered. Banc of California Thursday, July 25, 2019, 1:00 PM

13 Operator Thank you, and the next question is a follow-up from Gary Tenner with D.A. Davidson. Gary Tenner Thanks. Just quickly on the multi-family securitization, when in the quarter is that expected to actually close? John Bogler Gary, say that again. Gary Tenner I was just wondering on the securitization, the timing within the quarter of when that’s expected to close. John Bogler At the very beginning of August. We went out this past Monday with the (INAUDIBLE) so all of the bonds have been circled and taken down as of yesterday, and so now, they’re working through the IO piece. And then, there will be a final settlement that takes place in the beginning of August. Gary Tenner And then, just the loss on the alternative energy partnership investments, what’s the normalized run rate you expect there, or is that now behind us? John Bogler No, we previously entered into two large transactions, and our commitment on those has been completed. As we’ve said, we wanted to manage our effective tax rate down to something closer to 20%, and during the second quarter, we had an opportunity to take down a small solar tax equity investment. And so, that will create some expense as we go forward, and there will be some additional expense from the prior program. But I would expect it to be relatively small quarter to quarter. Gary Tenner Thanks again. Operator Thank you, and it does conclude the question-and-answer session as well as today’s conference call. Thank you so much for listening to today’s presentation. You may now disconnect your lines. Banc of California Thursday, July 25, 2019, 1:00 PM